Exhibit 99.1

monday.com Announces First Quarter 2024 Results

First quarter revenue of $216.9 million grew 34% year over year
Number of customers with more than $50k ARR grew 48% year over year
Achieved record quarterly free cash flow
monday sales CRM and monday dev now accessible to all customers

New York / Tel Aviv, May 15, 2024 -- monday.com (NASDAQ: MNDY), the multi-product platform that runs all core aspects of work, today reported financial results for its first quarter ended March 31, 2024.

Management Commentary:

“Our Q1 results mark an exceptional start to the year, with strong demand for our products across all ends of the market,” said monday.com co-founders and co-CEOs, Roy Mann and Eran Zinman. “We are particularly pleased with the rapid growth of monday sales CRM and monday dev, which are both now accessible to all customers and saw accelerating account additions in the quarter. As we continue to evolve the WorkOS platform, we remain focused on delivering growth at scale while driving meaningful business value for our customers.”

“Q1 represents another great step forward for monday.com, with strong revenue growth and profitability, as well as record free cash flow. These results are supported by recent adjustments made to our pricing model, which thus far have exceeded our initial expectations,” said Eliran Glazer, monday.com CFO. “As a result of our strong performance in Q1, we remain highly confident in delivering the ‘base case’ guidance outlined at our 2023 Investor Day.”

First Quarter Fiscal 2024 Financial Highlights:

●	Revenue was $216.9 million, an increase of 34% year-over-year.
●	GAAP operating loss was $5.0 million compared to a loss of $22.8 million in the first quarter of 2023; GAAP operating margin was negative 2% compared to negative 14% in the first quarter of 2023.
●	Non-GAAP operating income was $21.5 million compared to a loss of $0.3 million in the first quarter of 2023; non-GAAP operating margin was 10%, compared to 0% in the first quarter of 2023.
●
GAAP basic and diluted net income per share was $0.14, compared to GAAP basic and diluted net loss per share of $0.31 in the first quarter of 2023; non-GAAP basic and diluted net income per share was $0.64 and $0.61, respectively, compared to non-GAAP basic and diluted net income per share of $0.15 and $0.14, respectively, in the first quarter of 2023.

●
Net cash provided by operating activities was $92.0 million, with $89.9 million of free cash flow, compared to net cash provided by operating activities of $42.7 million and $38.7 million of free cash flow in the first quarter of 2023.

Recent Business Highlights:

●	Net dollar retention rate was 110%.
●	Net dollar retention rate for customers with more than 10 users was 114%.
●	Net dollar retention rate for customers with more than $50,000 in annual recurring revenue (“ARR”) was 114%.
●	Net dollar retention rate for customers with more than $100,000 in ARR was 113%.
●	The number of paid customers with 10+ users was 55,515, up 18% from 47,228 as of March 31, 2023.
●	The number of paid customers with more than $50,000 in ARR was 2,491, up 48% from 1,683 as of March 31, 2023.
●	The number of paid customers with more than $100,000 in ARR was 911, up 55% from 588 as of March 31, 2023.
●	monday sales CRM and monday dev are now available to all customers, and both products saw accelerated account growth in the quarter.

Financial Outlook:

For the second quarter of fiscal year 2024, monday.com currently expects:

●	Total revenue of $226 million to $230 million, representing year-over-year growth of 29% to 31%.
●	Non-GAAP operating income of $17 million to $21 million and operating margin of 8% to 9%.
●	Free cash flow of $47 million to $51 million and free cash flow margin of 21% to 22%.

For the full year 2024, monday.com currently expects:

●	Total revenue of $942 million to $948 million, representing year-over-year growth of 29% to 30%.
●	Non-GAAP operating income of $77 million to $83 million and operating margin of 8% to 9%.
●	Free cash flow of $238 million to $244 million and free cash flow margin of 25% to 26%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: revenue excluding FX impacts, non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income, non-GAAP net income per share, free cash flow, and free cash flow margin. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods. Management is not able to forecast GAAP net cash provided by operating activities on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting property and equipment purchases and capitalized software costs, the amounts of which may be significant in future periods

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our limited operating history at our current scale; our ability to effectively manage the scope and complexity of our business following years of rapid growth and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenues from a single platform; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs or interruptions or performance problems in the technology or infrastructure underlying our platform; risks related to artificial intelligence or machine learning in offerings; our ability to attract customers, grow our retention rates and expand usage within organizations, including cross selling and upselling; risks related to our subscription-based business model; our sales efforts may require considerable time and expense or may extend sales cycles, and downturns or upturns are not immediately reflected in full in results of operations; our ability to offer high-quality customer support and consistent sales strategies; our ability to enhance our reputation, brand, and market awareness of our products and maintenance of corporate culture; risks related to actions by governments to restrict access to our platform and products or to require us to disclose or provide access to information; risks related to international operations and compliance with laws and regulations applicable to our global operations; difficulties in integration of partnerships, acquisitions and alliances; risks associated with environmental and social responsibility and climate change; our dependence on key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to maintain adequate research and development resources and introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on traditional web search engines to direct traffic to our website; interruption or delays in service from third parties or our inability to plan and manage interruptions; risks related to security disruptions, unauthorized system access; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to maintain, protect or enforce our intellectual property rights or risks related to claims that we infringe the intellectual property rights of others; risks related to our use of open-source software; risks related to our founder shares that provide certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing war between Israel and Hamas and escalations thereof; our expectation not to pay dividends for the foreseeable future; the novelty of our Digital Lift Initiative; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 14, 2024. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its first quarter 2024 and financial outlook. The live call may also be accessed via telephone at +1 (646) 968-2525 or +1 (888) 596-4144 (toll-free). Please reference conference ID: 8772190. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is a low code- no code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has offices in Tel Aviv, New York, Chicago, Denver, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. The platform is fully customizable to suit any business vertical and is currently used by over 225,000 customers across 200 industries in over 200 countries and territories.

Visit us on our LinkedIn, X (formerly Twitter), Instagram, YouTube, TikTok, and Facebook. For more information about monday.com please visit our Press Room.

CONTACTS

Investor Relations:
Byron Stephen
byron@monday.com

Media Relations:
Julie Case
julieca@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2024	2023
	(unaudited)

Revenue	$216,913	$162,256
Cost of revenue	23,454	17,014
Gross profit	193,459	145,242
Operating expenses:
Research and development	44,423	37,063
Sales and marketing	128,141	107,680
General and administrative	25,917	23,251
Total operating expenses	198,481	167,994
Operating loss	(5,022)	(22,752)
Financial income, net	12,839	9,883
Income (loss) before income taxes	7,817	(12,869)
Income tax expense	(739)	(1,798)
Net income (loss)	$7,078	$(14,667)

Net income (loss) per share, basic and diluted	$0.14	$(0.31)
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, basic	49,204,541	47,912,353
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, diluted	52,020,163	47,912,353

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2024	2023
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,224,544	$1,116,128
Accounts receivable, net	18,310	17,911
Prepaid expenses and other current assets	48,998	39,103
Total current assets	1,291,852	1,173,142
LONG-TERM ASSETS:
Property and equipment, net	37,502	37,418
Operating lease right-of-use assets	58,740	62,280
Other long-term assets	2,670	2,816
Total long-term assets	98,912	102,514
Total assets	$1,390,764	$1,275,656
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$37,172	$24,837
Accrued expenses and other current liabilities	134,678	106,691
Deferred revenue, current	302,481	266,284
Operating lease liabilities, current	18,853	18,201
Total current liabilities	493,184	416,013
LONG-TERM LIABILITIES
Operating lease liabilities, non-current	39,035	42,946
Deferred revenue, non-current	2,696	3,189
Total long-term liabilities	41,731	46,135
Total liabilities	534,915	462,148
SHAREHOLDERS' EQUITY:
Other comprehensive income	6,468	9,804
Share capital and additional paid-in capital	1,426,707	1,388,108
Accumulated deficit	(577,326)	(584,404)
Total shareholders’ equity	855,849	813,508
Total liabilities and shareholders’ equity	$1,390,764	$1,275,656

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended
	March 31,
	2024	2023
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$7,078	$(14,667)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,533	1,972
Share-based compensation	26,543	22,459

Changes in operating assets and liabilities:
Accounts receivable, net	(399)	(5,760)
Prepaid expenses and other assets	2,107	(162)
Accounts payable	12,043	3,816
Accrued expenses and other liabilities, net	6,346	4,104
Deferred revenue	35,704	30,966
Net cash provided by operating activities	91,955	42,728

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,460)	(3,561)
Capitalized software development costs	(601)	(485)
Net cash used in investing activities	(2,061)	(4,046)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	8,708	5,086
Receipt of tax advance relating to exercises of share options and RSUs, net	9,814	5,903
Net cash provided by financing activities	18,522	10,989

INCREASE IN CASH, AND CASH EQUIVALENTS	108,416	49,671
CASH AND CASH EQUIVALENTS - Beginning of period	1,116,128	885,894
CASH AND CASH EQUIVALENTS - End of period	$1,224,544	$935,565

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended March 31,
	2024	2023
	(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$193,459	$145,242
Share-based compensation	1,244	1,477
Non-GAAP gross profit	$194,703	$146,719

GAAP gross margin	89%	90%
Non-GAAP gross margin	90%	90%

Reconciliation of operating expenses
GAAP research and development	$44,423	$37,063
Share-based compensation	(9,626)	(8,544)
Non-GAAP research and development	$34,797	$28,519

GAAP sales and marketing	$128,141	$107,680
Share-based compensation	(7,335)	(5,028)
Non-GAAP sales and marketing	$120,806	$102,652

GAAP general and administrative	$25,917	$23,251
Share-based compensation	(8,338)	(7,410)
Non-GAAP general and administrative	$17,579	$15,841

Reconciliation of operating income (loss)
GAAP operating loss	$(5,022)	$(22,752)
Share-based compensation	26,543	22,459
Non-GAAP operating income (loss)	$21,521	$(293)
GAAP operating margin	(2)%	(14)%
Non-GAAP operating margin	10%	(0)%

Reconciliation of net income (loss)
GAAP net income (loss)	$7,078	$(14,667)
Share-based compensation	26,543	22,459
Tax benefit related to share-based compensation(1)	(1,905)	(559)
Non-GAAP net income	$31,716	$7,233
Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income (loss) per ordinary share, basic	49,204,541	47,912,353
Effect of dilutive shares	2,815,622	2,926,057
Weighted-average ordinary shares used in calculating Non-GAAP net income (loss) per ordinary share, diluted	52,020,163	50,838,410

GAAP net income (loss) per share, basic and diluted	$0.14	$(0.31)
Non-GAAP net income per share, basic	$0.64	$0.15
Non-GAAP net income per share, diluted	$0.61	$0.14

(1)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating non-GAAP net income (loss) and non-GAAP net income (loss) per basic and diluted share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands)

The following table reconciles our quarterly reported year-over-year revenue growth rates to the non-GAAP measure of FX adjusted year-over-year revenue growth rates, which excludes the impact of changes in foreign currency exchange rates. The company believes FX adjusted growth rates provide a useful framework for assessing our business performance excluding the effects of foreign currency exchange rate fluctuations. The impact of foreign currency exchange rate fluctuations is determined by calculating the current year result using foreign exchange rates consistent with the prior year period.

	Three months ended
	March 31,
	2024	2023
	(unaudited)

Revenue growth as reported	34%	50%
Impact of foreign currency	0%	1%
Revenue growth, FX adjusted	34%	51%

MONDAY.COM LTD

Reconciliation of net cash provided by operating activities to free cash flow

(U.S. dollars in thousands)

	Three months ended
	March 31,
	2024	2023
	(unaudited)

Net cash provided by operating activities	$91,955	$42,728
Purchase of property and equipment	(1,460)	(3,561)
Capitalized software development costs	(601)	(485)
Free cash flow	$89,894	$38,682
Free cash flow margin	41%	24%